Long Beach Acceptance Corp.
One Mack Centre Drive
Paramus, New Jersey 07652

March 14, 2006

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          Registration Statement on Form S-3
        File No. 333-130780

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the "Act"), Long Beach Acceptance Corp. ("LBAC") hereby respectfully requests the withdrawal of its Registration Statement on Form S-3, File No. 333-130780 (the "Registration Statement"). No securities have been or will be issued, exchanged or sold under the Registration Statement.

LBAC is requesting withdrawal of the Registration Statement, which was filed under incorrect CIK codes.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

Please also be advised that LBAC intends to transfer the filing fees associated with the Registration Statement to the Registration Statement on Form S-3, File No. 333-132202, filed by Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Receivables Corp. II on March 3, 2006, pursuant to Rule 457(p) under the Act.

If you have any questions regarding this matter, please contact Howard M. Schickler of Dewey Ballantine LLP at 212-259-7008.

Very truly yours,

LONG BEACH ACCEPTANCE CORP.

By: /s/ Stephen W. Prough
Stephen W. Prough
Director, President and Chairman of the Board